Exhibit 99.13

PRESS RELEASE

Germany: TotalEnergies Awarded an Offshore Wind Concession
in the North Sea

Paris, June 17, 2025 – TotalEnergies, as a shareholder of North Sea OFW One GmbH, has been awarded the N-9.4 offshore concession by the Federal Network Agency. Located in the North Sea, approximately 150 kilometers northwest of the German island of Heligoland, the N-9.4 concession covers an area of around 141 square kilometers and will enable the development of 1GW of offshore wind capacity. The concession is granted for a period of 25 years, extendable to 35 years.

This N-9.4 concession is located in very close proximity to the N-9.1 and N-9.2 sites, jointly owned by RWE and TotalEnergies, TotalEnergies’ intending to prioritize the development of this cluster and leverage synergies to optimize construction and operating costs for the benefit of its customers.

As part of this award, Offshore Wind One GmbH will pay €18 million to the German federal government in 2026, which will be allocated to marine conservation and the promotion of environmentally friendly fishing practices. In addition, an annual contribution of €8.1 million will be paid for 20 years to the electricity transmission system operator responsible for connecting the project, starting from the commissioning of the site.

Furthermore, considering the longer delays in the connection timelines announced by the German transmission system operators (TSOs), TotalEnergies has launched a strategic review of the various concessions obtained since 2023, with a view to engaging in dialogue with the German authorities to explore the conditions of their possible developments.

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers.

As of the end of March 2025, TotalEnergies has 28 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of 23 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), in the Netherlands (OranjeWind), in Germany (Nordsee Energies 1 & 2, Ostsee Energies, N-9.1 and N-9.2, WindBostel Ost et West).

See the map below.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).